

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX 77354

>   **Re: Pernix Therapeutics Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 24, 2010**
>   **Form 10-Q for the Period Ended June 30, 2010**
>   **Filed August 16, 2010**
>   **File Number: 001-14494**

Dear Mr. Collins:

We have reviewed your December 23, 2010 response to our December 10, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 5

1. We have reviewed your response to our comment one:
    - With respect to the first bullet, it appears that the applicable literature at the time of deconsolidation was FIN 46R. Please revise your analysis to address this literature. Additionally, it appears that at the time of deconsolidation, Macoven was owned by related parties. Please tell us what consideration was given to 16 and 17 of FIN 46R.

- Please provide us an analysis of the significance of the non-Pernix agreements to Macoven at the time of deconsolidation. In this respect, it is unclear if Pernix's rights to 100% of the sales from Pernix products and Pernix's other rights pursuant to the agreement with Macoven constituted a significant portion of Macoven's business at the time of deconsolidation.
- With respect to the second bullet, please confirm that there was no written agreement stating that the Macoven shareholders would fund the losses or provide financing. It is not clear that a verbal agreement by the Macoven shareholders would take precedent over the written agreement by Pernix.
- With respect to the third bullet, please confirm that the valuation obtained using the guideline public company method and discounted cash flow method corroborated each other. Also, please confirm that you will include the methods used and quantify the key assumptions used in your valuation in your next filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant